

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 20, 2009

Mr. Rahul Gandhi, Chief Financial Officer
Pluris Energy Group Inc.
Suite 2703 – 550 Pacific Street
Vancouver, British Columbia CANADA V6Z 3G2

   Re: **Pluris Energy Group Inc.**
     Form 10-KSB for Fiscal Year Ended December 31, 2007
     Filed April 15, 2008
     File No. 0-25579

Dear Mr. Gandhi:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

        Sincerely,

        Chris White
        Branch Chief